NOTIFICATION OF LATE FILING

Form 12b-25

SEC File Number 0-16886
CUSIP Number: 816618 10 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One):

[ X ] Form 10-K and Form 10-KSB   [    ] Form 11-K   [    ] Form 20-F

      [ ] Form 10-Q and Form 10-QSB    [    ] Form N-SAR

For Period Ended:  December 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

PART 1—REGISTRANT INFORMATION

Semele Group Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

200 Nyala Farms
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip

PART II—Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[XX]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting of the fiscal year ended December 31, 2003. The delay is due to the Company requiring additional time to review the accounting treatment of various transactions. The Registrant expects to be completed with the financial statements by April 14, 2003 and, therefore, Form 10-KSB is expected to be filed within the prescribed extension period.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard K Brock   619                                   299-4133

(Name)                                            (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
[X] Yes    [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes    [   ] No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.

SEMELE GROUP INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2003                                                              By: /s/ Richard K Brock
Chief Financial Officer of Semele Group Inc.
(Duly Authorized Officer)

ATTACHMENT TO FORM 12 b -25

Part IV—Other Information

The estimated results of operations for the year ended December 31, 2003 compared to the actual results for the year ended December 31, 2002 are as follows (in thousands):

	2002	2001

Total revenues	$13,305	$19,209
Total expenses	28,588	29,734
Other income	13,386	-
Income (loss) from equity interests	533	(2,246)
Provision for income taxes	(147)	(774)
Elimination of consolidated subsidiaries’ minority interests	945	8,645

Net loss	(566)	(4,900)

The decrease in total revenues and the increase in other income from fiscal 2002 to 2003 is primarily attributable to the Company returning its Boeing 767-300 aircraft to the lender. In the fourth quarter of 2003, the Company returned its Boeing 767-300 aircraft to the lender that financed the aircraft at the expiration of its lease as allowed for in the debt agreement. The related non-recourse debt associated with the aircraft was retired. Both the carrying value of the aircraft and the balance of the corresponding note were $31.8 million on the date the aircraft was returned to the lender. As a result of the transaction, the Company recognized a loss on the disposition of equipment of $7.7 million, which is included in "Total Revenues" for the year ended December 31, 2003, and a corresponding gain on extinguishment of debt of $7.7 million, which is included as "Other Income" for the year ended December 31, 2003.

In addition, in a prior year the Company sold in a prior year a residual interest on the Boeing 767-300 for approximately $3.0 million, which was subordinate to certain preferred payments to be made to the Company in connection with the sale of the aircraft. Payment of the residual interest was due only to the extent that the Company received net residual proceeds from the sale of the aircraft. The residual interest was non-recourse to the Company and was included in "Other Liabilities" on the accompanying Balance Sheet at December 31, 2002. In the fourth quarter 2003, the aircraft was returned to the lender, no amounts were payable by the Company for the residual interest. Therefore residual interest liability was recorded as income under "Other Income" in the Statement of Operations.